

September 22, 2014

Via E-mail
Mr. Jonathan N. Rubin
Chief Financial Officer
Magellan Health, Inc.
55 Nod Road
Avon, CT 06001

Re: **Magellan Health, Inc.**
            Form 10-K for the Fiscal Year Ended December 31, 2013
            Filed March 3, 2014
            Form 10-Q for the Quarterly Period Ended June 30, 2014
            Filed July 25, 2014
            File No. 001-06639

Dear Mr. Rubin:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information you provide in response to these comments, we may have additional comments and/or request that you amend your filing.

Form 10-K for the fiscal year ended December 31, 2013
Management's Discussion and Analysis
Cost of Care, Medical Claims Payable and Other Medical Liabilities, page 45

1. Please provide us proposed disclosure to be included in future periodic reports that provides more details regarding the change in your claims payable and IBNR for the periods presented. For example, for 2013 you disclose that the decrease in reserves due to favorable prior year development was primarily due to a $15.1 million of adjustments of block funding to providers resulting from an annual reconciliation process but do not explain what caused the large reconciling amount or what contributed to the additional $16.2 million positive developed for prior years. Please disclose what factors were driving the favorable claims experience.

Form 10-Q for the quarterly period ended June 30, 2014
Notes to Consolidated Financial Statements
Note D – Non-GAAP Measures, page 26

2. Item 10(e)(1)(ii)(C) of Regulation S-K states that non-GAAP measures should not be presented in the notes to financial statements. Please confirm that in future periodic reports you will not include non-GAAP measures in the notes to financial statements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to this filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dana Hartz, Staff Accountant, at (202) 551-3648 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant